                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM T-3

                 FOR APPLICATION FOR QUALIFICATION OF INDENTURES
                      UNDER THE TRUST INDENTURE ACT OF 1939

Aerovias Nacionales de Colombia S.A. Avianca, as issuer and primary applicant ("Avianca S.A." or the "Issuer"), and Avianca, Inc., as guarantor and secondary, co-applicant ("Avianca, Inc." or the "Guarantor") (the Issuer and Guarantor, jointly, are herein called the "Applicant")
                               (Name of Applicant)

Issuer: Centro Administrativo, Avenida Calle 26 No. 92-30, Bogota, Colombia(1)
Guarantor: 8125 Northeast 53rd Street, Suite 1111, Miami, Florida
                    (Address of principal executive offices)

           SECURITIES TO BE ISSUED UNDER THE INDENTURE TO BE QUALIFIED

                     TITLE OF CLASS                                 AMOUNT
United States Dollar Denominated Notes Due April 30, 2011      Up to $35,559,000

Approximate date of proposed public offering: the Effective Date of the co-applicants' Plan (as hereinafter defined)

Name and address of agent for service: C T Corporation System, 111 8th Avenue, New York, New York 10011

                            -----------------------

The Applicant hereby amends this Application for Qualification on such date or dates as may be necessary to delay its effectiveness until (i) the 20th day after the filing of an amendment that specifically states that it shall supersede this Application for Qualification or (ii) such date as the Securities and Exchange Commission, acting pursuant to Section 307(c) of the Trust Indenture Act of 1939, may determine upon the written request of the Applicant.

-------------------
(1) Avianca S.A.'s principal place of business in the United States is located at 720 5th Avenue, 5th Floor, New York, New York 10019-4107

                                     GENERAL

1.    GENERAL INFORMATION. Furnish the following information as the Applicant:

      (a)   Form of organization.

            (i) Avianca, S.A.: A sociedad anonima (similar to a corporation in the United States).

            (ii)  Avianca, Inc.: A corporation.

      (b)   State or other sovereign power under the laws of which organized.

            (i)   Avianca S.A.: The Republic of Colombia.

            (ii)  Avianca, Inc.: New York.

2. SECURITIES ACT EXEMPTION APPLICABLE. State briefly the facts relied upon by the Applicant as a basis for the claim that registration of the indenture securities under the Securities Act of 1933 is not required.

      The Applicant has filed a Third Modified and Restated Joint Plan of Reorganization (the "Plan") in the jointly administered Case Nos. 11678(ALG) and 11679(AlG) (collectively, the "Case") in the United States Bankruptcy Court for the Southern District of New York pursuant of chapter 11 of title 11 of the United States Code, as amended (the "Bankruptcy Code"). The Issuer intends to offer, under the terms and subject to the conditions set forth in the Applicant's Disclosure Statement Regarding Third Modified and Restated Plan of Reorganization (the "Disclosure Statement") and the materials in the accompanying solicitation package (which, among other documents, includes a copy of the Plan) United States denominated notes of the Issuer (the "Notes") that will be guaranteed by the Guarantor, which is a wholly-owned subsidiary of the Issuer, to certain creditors of the Issuer and/or the Guarantor (jointly, sometimes also referred to herein as the "Debtors"). The aggregate fixed face principal amount of the Notes will be up to $35,559,000.

      The Notes are being offered by the Applicant in reliance on an exemption from the registration requirements of the Securities Act of 1933, as amended (the "Securities Act"), afforded by section 1145 of title 11 of the Bankruptcy Code. Generally, section 1145(a)(1) of the Bankruptcy Code exempts the offer and sale of securities under a bankruptcy plan of reorganization from registration under the Securities Act and under equivalent state securities and "blue sky" laws if the following requirements are satisfied: (i) the securities are issued by the debtor (or its successor) under a plan of reorganization; (ii) the recipients of the securities hold a claim against the debtor, an interest in the debtor or a claim for an administrative expense against the debtor; and (iii) the securities are issued entirely in exchange for the recipient's claim against or interest in the debtor or are issued "principally" in such exchange and "partly" for cash or property. The Applicant believes that the offer and exchange of the Notes under the Plan will satisfy such requirements of section 1145(a)(1) of the Bankruptcy Code and, therefore, that such offer and exchange is exempt from the registration requirements referred to above. Pursuant to the Plan, Notes will be issued to creditors of the Debtors in satisfaction of their claims against both of the Debtors. For a more complete description of the Notes, reference is made to the indenture.

      Written notice of a hearing concerning the adequacy of the joint Debtors' Disclosure Statement concerning the Plan was mailed to all of the joint Debtors' creditors on or about July 23, 2004. Such hearing was held on August 24, 2004, before the Honorable Allan L. Gropper, United States Bankruptcy Judge for the Southern District of New York; and the joint Debtors' Disclosure Statement was approved by an order entered in the Case on September 28 2004.

                                  AFFILIATIONS

3. AFFILIATES. Furnish a list or diagram of all affiliates of the Applicant and indicate the respective percentage voting securities or other bases of control.

      (a)   Current Affiliates.

            (i) Two (2) separate, special purpose business trusts, each of which is organized under the laws of the Republic of Colombia - (I) Fiedeicomiso Avianca/Aces Lloyds I ("Lloyds I") and (II) Fiedeicomiso Avianca/Aces Lloyds II ("Lloyds II") - legally own approximately 98% of the issued and outstanding voting securities (with Lloyds I owning approximately 49% and Lloyds II owning approximately 49%) of Avianca S.A. and also of another Colombian based airlines, Aerolineas Centrales de Colombia en Liquidacion, which is in liquidation under the laws of the Republic of Colombia. Valores Bavaria S.A. ("VB"), a sociedad anonima organized under the laws of the Republic of Colombia (similar to a corporation in the United States), owns a 46.93% beneficial interest in each of Lloyds I and Loyds II; and VB's wholly-owned subsidiary, Prime Air Ltda, a sociedad limitada organized under the laws of the Republic of Colombia (similar to a limited liability company in the United States) owns a 3.07% beneficial interest in each of Lloyds I and Lloyds II. The Federacion Nacional Cafeteros de Colombia (the National Coffee Growers Federation of Colombia) ("FNC"), a private, non-profit association organized under the law of the Republic of Colombia, owns a 49% beneficial interest in each of Lloyds I and Lloyds II. The trustee of each of Lloyds I and of Lloyds II holds the voting power and directional power with respect to the shares of voting securities of Avianca S.A. that each of Lloyds I and Lloyds II legally own.

            (ii) Avianca S.A. also controls the following four (4) subsidiaries: (I) it owns 100% of the issued and outstanding voting securities of the Guarantor, Avianca, Inc.; (II) it owns 94.9% of the issued and outstanding voting securities of another Colombian based airlines, Sociedad Aeronautica de Medellin Consolidada S.A. ("SAM"), a sociedad anonima organized under the laws of the Republic of Colombia (similar to a corporation in the United States), and the other 5.1% of SAM's issued and outstanding voting securities are owned by Lloyds I and Lloyds II (2.55% being owned by each);
(III) it owns 50% of the issued and outstanding voting securities of Savia Ltda (Sociedad Amadeus Avianca de Reservaciones de Servicios Turisticos Savia Ltda), a sociedad limitada organized under the laws of the Republic of Colombia (similar to a limited liability company in the United States); and (IV) it owns 60% of the issued and outstanding voting securities of Coviajes Ltda en Liiquidacion (Corporacion de Viajes Ltda Coviajes Ltda), a sociedad limitada organized under the laws of the Republic of Colombia (similar to a limited liability company in the United States) that is in liquidation under the law of the Republic of Colombia.

            (iii) The directors and executive officers of Avianca S.A. and of Avianca, Inc. as identified in Item 4 hereof may be deemed to be affiliates of the Applicant by virtue of their positions.

      (b)   Affiliates upon consummation of the Plan.

            (i) Two (2) separate special purpose business trusts or other similar entities (the "SPVs"), each of which is to be organized under the laws of the Republic of Colombia, will own approximately 99.99% of the issued and outstanding voting securities of Avianca S.A. (with one of the SPVs owning approximately 49.995% and the other SPV owning Approximately 49.995%). Oceanair Linhas Aereas Ltda ("Oceanair"), a sociedad limitada organized under the laws of Brazil (similar to a limited liability company in the United States), will have a 75% beneficial ownership interest in each of the SPVs, and the other 25% beneficial ownership interest in each of the SPVs will be owned by FNC. The trustee of each of the SPVs will hold the voting power and the directional power with respect to all of the voting securities of the Issuer that each of the SPVs will own.

            (ii)  Avianca S.A. will also continue to control the following four
(4) subsidiaries: (I) it will own 100% of the issued and outstanding voting securities of the Guarantor, Avianca, Inc.; (II) it will own 94.9% of the issued and outstanding voting securities of another Colombian based airlines, Sociedad Aeronautica de Medellin Consolidada S.A. ("SAM"), a sociedad anonima organized under the laws of the Republic of Colombia (similar to a corporation in the United States), and the other 5.1% of SAM's issued and outstanding voting securities are owned by Lloyds I and Lloyds II (2.55% being owned by each);
(III) it will own 50% of the issued and outstanding voting securities of Savia Ltda (Sociedad Amadeus Avianca de Reservaciones de Servicios Turisticos Savia Ltda), a sociedad limitada organized under the laws of the Republic of Colombia (similar to a limited liability company in the United States); and (IV) it will own 60% of the issued and outstanding voting securities of Coviajes Ltda en Liiquidacion (Corporacion de Viajes Ltda Coviajes
Ltda), a sociedad limitada organized under the laws of the Republic of Colombia (similar to a limited liability company in the United States) that is in liquidation under the law of the Republic of Colombia.

            (iii) It is expected that existing directors and executive officers of Avianca S.A. and of Avianca, Inc. identified in Item 4 will continue to serve in their current capacities after the Effective Date of the Plan (as defined in the Plan). Such directors and officers may be deemed to be affiliates of the Applicant by virtue of their positions.

            (iv)  In addition to the affiliates identified in subsections (i),
(ii), and (iii) above, Oceanair will have the following additional affiliates:
(I) 99.5% of Oceanair's voting securities are owned by German Efromovich ("Mr. Efromovich"), a citizen and resident of Brazil; (II) Mr. Efromovich is the beneficiary of a trust, created under the laws of Niue and known as the Synergy Trust, that legally owns 100% of the voting securities of Synergy Group Corp. ("Synergy"), a corporation organized under the laws of Niue. The trustee of the Synergy Trust holds the voting power and directional power with respect to all of the shares of voting securities of Synergy that Synergy Trust legally owns.

                             MANAGEMENT AND CONTROL

4. DIRECTORS AND EXECUTIVE OFFICERS. List the names and complete mailing addresses of all directors and executive officers of the Applicant and all persons chosen to become directors or executive officers. Indicate all offices held or to be held by each person named.

      (a)   Current Directors and Executive Officers.

                 NAME                               ADDRESS                     OFFICE
---------------------------------------  --------------------------  ----------------------------
(I) DIRECTORS AND EXECUTIVE
    OFFICERS OF ISSUER:

Alvaro Jaramillo Buitrago                c/o Aerovias Nacionales de            Director
                                         Colombia S.A. Avianca
                                         Centro Administrativo
                                         Avenida Calle 26 No. 92-30
                                         Bogota, Colombia

Fabio Villegas Ramirez                   c/o Aerovias Nacionales de            Director
                                         Colombia S.A. Avianca
                                         Centro Administrativo
                                         Avenida Calle 26 No. 92-30
                                         Bogota, Colombia

Luis Fernando Ramirez Acuna              c/o Aerovias Nacionales de            Director
                                         Colombia S.A. Avianca
                                         Centro Administrativo
                                         Avenida Calle 26 No. 92-30
                                         Bogota, Colombia

Juan Carlos Gomez Jaramillo              c/o Aerovias Nacionales de            Director
                                         Colombia S.A. Avianca
                                         Centro Administrativo

                                         Avenida Calle 26 No. 92-30
                                         Bogota, Colombia

Miguel Cortes Kotal                      c/o Aerovias Nacionales de            Director
                                         Colombia S.A. Avianca
                                         Centro Administrativo
                                         Avenida Calle 26 No. 92-30
                                         Bogota, Colombia

Mauricio Jaramillo                       c/o Aerovias Nacionales de            Director
                                         Colombia S.A. Avianca
                                         Centro Administrativo
                                         Avenida Calle 26 No. 92-30
                                         Bogota, Colombia

Juan Emilio Posada                       c/o Aerovias Nacionales de       President and CEO
                                         Colombia S.A. Avianca
                                         Centro Administrativo
                                         Avenida Calle 26 No. 92-30
                                         Bogota, Colombia

Gerardo Grajales                         c/o Aerovias Nacionales de              CFO
                                         Colombia S.A. Avianca
                                         Centro Administrativo
                                         Avenida Calle 26 No. 92-30
                                         Bogota, Colombia

Roberto Junguito                         c/o Aerovias Nacionales de          CRO and COO
                                         Colombia S.A. Avianca
                                         Centro Administrativo
                                         Avenida Calle 26 No. 92-30
                                         Bogota, Colombia

(II) DIRECTORS AND EXECUTIVE
     OFFICERS OF ISSUER'S
     WHOLLY-OWNED SUBSIDIARY,
     AVIANCA, INC, AS GUARANTOR
     UNDER THE INDENTURE:

Juan Arbelaez

                                         c/o Avianca, Inc.           Director and General Manager
                                         8125 Northeast 53rd Street
                                         Suite 1111
                                         Miami, Florida 33166

Gerardo Grajales                         c/o Aerovias Nacionales de            Director
                                         Colombia S.A. Avianca
                                         Centro Administrativo
                                         Avenida Calle 26 No. 92-30
                                         Bogota, Colombia

Francisco Mendez                         c/o Aerovias Nacionales de            Director
                                         Colombia S.A. Avianca
                                         Centro Administrativo

                                         Avenida Calle 26 No. 92-30
                                         Bogota, Colombia

Juan Carlos Sarabia                      c/o Avianca, Inc.                       CFO
                                         8125 Northeast 53rd Street
                                         Suite 1111
                                         Miami, Florida 33166

Elisa Murgas                             c/o Avianca, Inc.                    Secretary
                                         8125 Northeast 53rd Street
                                         Suite 1111
                                         Miami, Florida 33166

      (b)   Directors and executive officers as of consummation of the Plan.

                  It is expected that existing directors and executive officers of Avianca S.A. and of Avianca, Inc. identified in Item 4(a) above will continue to serve in their current capacities after the Effective Date of the Plan.

5. PRINCIPAL OWNERS OF VOTING SECURITIES. Furnish the following information as to each person owning 10 percent or more of the voting securities of the Applicant.

      (a)   As of September 30, 2004:

            COL. A                COL. B                                COL. D
      NAME AND COMPLETE          TITLE OF           COL. C       PERCENTAGE OF VOTING
       MAILING ADDRESS          CLASS OWNED      AMOUNT OWNED      SECURITIES OWNED
-----------------------------  --------------  ----------------  ---------------------
(I) OWNERS OF THE ISSUER,
    AVIANCA S.A.:

                               Ordinary Stock   314,635,753,760        49.0117%

(i)  Fideicomiso Avianca/
Aces Lloyds I (Of record)

Address:
Lloyds Trust S.A.
Carrera 7a No. 71-21
Torre B Oficina 1603
Bogota, Colombia

                               Ordinary Stock   314,635,753,760        49.0117%

(ii) Fideicomiso Avianca/
Aces Lloyds II (Of record)

Address:
Lloyds Trust S.A.
Carrera 7a No. 71-21
Torre B Oficina 1603
Bogota, Colombia

                               Ordinary Stock   314,635,753,760        49.0117%

(iii) Valores Bavaria S.A.
(Beneficial)

Address:
Carrera 14 No. 93-68           Ordinary Stock   314,635,753,760        49.0117%
Bogota, Colombia

(iv) Federacion Nacional
Cafeteros de Colombia (the
National Coffee Growers
Federation of Colombia)
(Beneficial)

Address:
Calle 73 No. 8-13 Torre B       Common Stock         150                100%
Piso 8
Bogota, Colombia

(II) OWNERS OF THE GUARANTOR,
     AVIANCA, INC.:

Aerovias Nacionales de
Colombia S.A. Avianca

Address:
Centro Administrativo
Avenida Calle 26 No. 92-30
Bogota, Colombia

      (b)   As of the date of consummation of the Plan:

            COL. A                COL. B                                COL. D
      NAME AND COMPLETE          TITLE OF           COL. C       PERCENTAGE OF VOTING
       MAILING ADDRESS          CLASS OWNED      AMOUNT OWNED      SECURITIES OWNED
-----------------------------  --------------  ----------------  --------------------
(I) OWNERS OF THE ISSUER,
    AVIANCA S.A.:

(i) A Special Purpose          Ordinary Stock   ~460,058,801,952      ~49.995%
Business Trust or other
similar entity to be
organized under the laws of
the Republic of Colombia
(Of Record)

Address:
To be determined and
furnished by amendment.

(ii) Another Special Purpose   Ordinary Stock  ~460,058,801,952      ~49.995%
Business Trust or other
similar entity to be
organized under the laws of
the Republic of Colombia
(Of record)

Address:
To be determined and
furnished by amendment.

(iii) Oceanair Linhas Aereas   Ordinary Stock  ~690,088,202,928         75%
Ltda (Beneficial)

Address:
Av. Almirante Barrosso, 52,
GR3400 Centro
Rio de Janeiro
Brazil

(iv) Federacion Nacional       Ordinary Stock  ~230,029,400,976         25%
Cafeteros de Colombia (the
National Coffee Growers
Federation of Colombia)
(Beneficial)

Address:
Calle 73 No. 8-13
Torre B Piso 8
Bogota, Colombia

(II) OWNERS OF THE GUARANTOR,
     AVIANCA, INC.:

Aerovias Nacionales de          Common Stock         150                100%
Colombia S.A. Avianca

Address:
Centro Administrativo
Avenida Calle 26 No. 92-30
Bogota, Colombia

                                  UNDERWRITERS

6. UNDERWRITERS. Give the name and complete mailing address of (a) each person who within three years prior to the date of filing the application, acted as an underwriter of any securities of the obligor which were outstanding on the date of the application, and (b) each proposed principal underwriter of the securities proposed to be offered. As to each person specified in (a), give the title of each class of securities underwritten.

      (a)   None.

      (b)   Not applicable.

                               CAPITAL SECURITIES

7.    CAPITALIZATION.

      (a) Furnish the following information as to each authorized class of securities of the Applicant.

            (i)   As of September 30, 2004.

             COL. A                  COL. B              COL. C
         TITLE OF CLASS         AMOUNT AUTHORIZED  AMOUNT OUTSTANDING
------------------------------  -----------------  ------------------
(I) ISSUER, AVIANCA S.A.:

         Capital Stock          1,000,000,000,000    743,705,995,588
   (Ordinary and Preferred)

         Ordinary Stock                              641,959,909,205

         Preferred Stock                             101,746,086,383

(II) GUARANTOR, AVIANCA, INC.:

          Common Stock                200                  150

            (ii)  As of the consummation of the Plan.

             COL. A                  COL. B              COL. C
         TITLE OF CLASS         AMOUNT AUTHORIZED  AMOUNT OUTSTANDING
------------------------------  -----------------  ------------------
(I) ISSUER, AVIANCA S.A.:

        Ordinary Stock          1,000,000,000,000   ~932,803,607,752

(II) GUARANTOR, AVIANCA, INC.:

        Common Stock                   200                150

      (b) Give a brief outline of the voting rights of each class of voting securities referred to in paragraph (a) above.

            (I)   ISSUER, AVIANCA, S.A.:

                  (i) Each share of Ordinary Stock has equal voting rights of one (1) vote per share.

                  (ii) None of the shares of Preferred Stock have any voting rights.

            (II) GUARANTOR, AVIANCA, INC.: Each share of Common Stock has equal voting rights of one (1) vote per share.

8. ANALYSIS OF INDENTURE PROVISIONS. Insert at this point the analysis of indenture provisions under section 305(a)(2) of the Act.

      (a)   EVENTS OF DEFAULT; WITHHOLDING NOTICE.

      A default under the indenture is defined as the occurrence of any of the following events: (i) the Issuer fails to pay interest on any indenture security within 30 days after the date due; (ii) the Issuer fails to pay any principal amount owing under any indenture security when due; (iii) there is a "Change in Control" (as defined in the indenture) in the beneficial ownership of the Issuer; (iv) the Issuer commences any voluntary Bankruptcy proceeding, consents to any involuntary Bankruptcy proceeding, has any order or decree entered against it providing relief under any Bankruptcy law or ordering the liquidation of the Issuer and such order remains in effect for 60 days, or the Issuer makes a general assignment for the benefit of its creditors; or (v) the Company fails to comply with any of its other obligations under the indenture (including, but not limited to, complying with certain financial covenants), provided, however, if such failure is objectively capable of being cured, then it will not constitute a default until the trustee or the holders of at least 33% of the indenture securities give written notice to the Issuer of such breach and the Issuer does not cure such breach within 60 days after receipt of such notice. If a default is known to the trustee, the trustee must give written notice thereof to the holders of the indenture securities, except that the trustee may withhold giving such notice in the case of any default other than a payment default if and for so long as a committee of its trust officers in good faith determines that withholding the notice is in the interests of the holders.

      (b)   AUTHENTICATION AND DELIVERY OF NOTES; APPLICATION OF PROCEEDS.

      The indenture securities must be in the form of EXHIBIT A to the indenture, must be executed by two (2) officers of the Issuer, and must be authenticated by the trustee or an authenticating agent appointed by the trustee acceptable to the Issuer. The indenture securities will be delivered to the holders of "Allowed Class 7 Claims" (as defined in the Plan) by the trustee or a disbursing or paying agent on behalf of the Issuer in exchange for, and in full satisfaction, of such holders' respective Allowed Class 7 Claims.

      (c)   RELEASE OR RELEASE AND SUBSTITUTION OF PROPERTY.

      There is no provision in the indenture relating to the release or release and substitution of property subject to the lien of the indenture, except in connection with the satisfaction and discharge of the indenture discussed in next paragraph.

      (d)   SATISFACTION AND DISCHARGE OF THE INDENTURE.

      Property subject to the lien of the indenture will not be released until the Issuer has paid all sums payable by it under the indenture and has delivered to the trustee both an officer's certificate and an opinion of counsel that all conditions precedent relating to the satisfaction and discharge of the indenture that are specified therein have been fully satisfied.

      (e)   STATEMENT OF COMPLIANCE

      The indenture requires the Issuer to comply with all of the reporting requirements imposed by Section 314(a) of the Act. The indenture also requires that the Issuer deliver to the trustee, within 45 days after the end of each of its fiscal years, a certificate signed by its principal executive officer and either its principal financial officer or its principal accounting officer, as to such officers' knowledge of the Issuer's compliance with all conditions and covenants contained in the indenture (determined without regard to any period of grace or requirement of notice).

9. OTHER OBLIGORS. Give the name and complete mailing address of any person, other than the Issuer, who is an obligor upon the indenture securities.

            Avianca, Inc., a New York corporation (as guarantor).
            8125 Northeast 53rd Street
            Suite 1111
            Miami, Florida 33166

      CONTENTS OF APPLICATION FOR QUALIFICATION. This application for qualification comprises--

      (a)   Pages numbered 1 to 12, consecutively.

      (b) The statement of eligibility and qualification of each trustee under the indenture to be qualified.

            See Exhibit T3G

      (c) The following exhibits in addition to those filed as part of the statement of eligibility and qualification of each trustee.

            (i) Exhibit T3A-1. Public Deed of Bylaws, including the charter, of Avianca S.A, the Issuer, as in effect.

            (ii) Exhibit T3A-2. Certificate of Incorporation of Avianca, Inc., the Guarantor, as in effect.

            (iii) Exhibit T3B-1. The Existing Bylaws of Avianca,S.A., the Issuer, are included as part of Exhibit T3A.

            (iv) Exhibit T3B-2. The existing Bylaws of Avianca, Inc., the Guarantor.

            (v) Exhibit T3C.* A draft of the indenture to be qualified, which is to be dated as of the Effective Date of the Plan, among the Applicant, as issuer, Avianca, Inc., as guarantor, and the Bank of New York, as trustee.

            (vi)  Exhibit T3D. Not applicable.

            (vi) Exhibit T3E. A copy of the joint Debtors' Solicitation Package to be sent to all prospective holders of the securities to be issued and distributed pursuant to the indenture, including the joint Debtors' Disclosure Statement Regarding Third Modified and Restated Plan of Disclosure, the Third Modified and Restated Joint Plan of Reorganization with all Exhibits thereto, and every notice, circular, letter or other written communication to be sent or given to them.

            (vii) Exhibit T3F. Cross reference sheet showing the location in the indenture of the provisions inserted therein pursuant to Sections 310 through 318(a), inclusive of the Act.

            (viii) Exhibit T3G. Statement of Eligibility and Qualification of the Trustee on Form T-1.

---------------------
* Subject to completion, and final indenture to be supplied by amendment.

                                ---------------

                                    SIGNATURE

      Pursuant to the requirements of the Trust Indenture Act of 1939, the Applicant, AEROVIAS NACIONALES DE COLOMBIA S.A. AVIANCA ("AVIANCA S.A."), a sociedad anonima organized and existing under the laws of the Republic of Colombia (similar to a corporation in the United States), as issuer of the indenture securities, as well as its wholly-owned subsidiary, AVIANCA, INC., a New York corporation, as guarantor of the indenture securities, has caused this application to be signed by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, in Bogota, Colombia as to AVIANCA S,A, and in Miami, Florida, as to AVIANCA, INC., all as of the 1st day of October, 2004.

(SEAL)                                  AEROVIAS NACIONALES DE COLOMBIA S.A.
                                        AVIANCA

                                        By:        /s/ Juan Emilio Posada
                                            ------------------------------------
                                            JUAN EMILIO POSADA, President & CEO

Attest:         /s/ Elisa Murgas        By:         /s/ Francisco Mendez
        ------------------------------      ------------------------------------
             ELISA MURGAS, Secretary           FRANCISCO MENDEZ, Vice President

(SEAL)                                  AVIANCA, INC.

                                        By:          /s/ Juan Arbelaez
                                            ------------------------------------
                                               JUAN ARBELAEZ, General Manager

Attest:        /s/ Elisa Murgas         By:       /s/ Juan Carlos Sarabia
        -----------------------------       ------------------------------------
          ELISA MURGAS, Secretary              JUAN CARLOS SARABIA, Treasurer

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